October 23, 2017

Via EDGAR

Kristi Marrone
Staff Accountant
Division of Corporation Finance
Office of Real Estate & Commodities
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Stratus Properties Inc.
Form 10-K for the year ended December 31, 2016
Filed on March 16, 2017

Form 8-K
Filed on May 10, 2017

Form 10-Q for the quarter ended June 30, 2017
Filed on August 9, 2017
File No. 001-37716

Dear Ms. Marrone,

Stratus Properties Inc. (the “Company”) is submitting this letter in response to the comments received from the Commission’s staff (the “Staff”) by email dated October 10, 2017, in connection with the Company’s Form 10-K for the year ended December 31, 2016, the Company’s Form 8-K filed on May 10, 2017, and the Company’s Form 10-Q for the quarter ended June 30, 2017. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by our response.

Form 10-K for the year ended December 31, 2016

Allocation of Overhead Costs, page 46

Comment 1: Please tell us the amount of indirect costs capitalized other than interest during the periods presented. To the extent these amounts are material, please revise your disclosure in future filings to include the amounts capitalized.

Response 1: During the three years ended December 31, 2016, total capitalized indirect overhead costs other than interest totaled $35 thousand for 2016, $22 thousand for 2015 and

Securities and Exchange Commission
October 23, 2017

$22 thousand for 2014, and related to our acquisition, development and construction projects. We do not believe these amounts are material; however, if future amounts are deemed material, we will disclose the amounts in our future filings.

Form 8-K filed on May 10, 2017

Exhibit 99.1

Comment 2: We note your computation of after-tax NAV uses third-party appraisals of specified properties. Please tell us and include in future filings the following:

•	the methods and inputs used by third-party appraisers

•	other valuation methods used, if any, and the related key assumptions and inputs

•	a quantitative illustration of sensitivity based on one or more key assumptions changing.

Response 2: The appraisals used in our computation of after-tax NAV were obtained from independent, third-party appraisal firms. All appraisals were obtained by our lenders as required under our financing arrangements, with the exception of the appraisals of Block 21 and The Oaks at Lakeway Back Land which were obtained by Stratus.(*)

We acknowledge the Staff’s comment regarding the requested disclosure of the methods and inputs used by the third-party appraisers. With respect to the inputs, each of the 32 appraisals contains a significant number of inputs utilized by the appraiser, which vary for each of the different methodologies used within each report. It would be impracticable to disclose such information, and we do not have permission from the appraisers to do so. In accordance with Rule 12b-21, because this information is not available to us without unreasonable effort and expense, we do not propose to disclose the inputs utilized by the appraisers when valuing the properties. We can however generally describe the methods employed by the appraisers in making their valuations. Accordingly, in future filings where we disclose after-tax NAV, we will revise our disclosure to explain generally the methods used by the appraisal firms in a manner similar to the following (proposed new language underlined):

“The computation of Stratus’ after-tax NAV uses third-party appraisals of specified properties as of the dates indicated, and the appraised value may be different if prepared as of a current date. These appraisals were conducted by independent, third-party appraisal firms, which were primarily ~~appraisers~~ retained by Stratus’ lenders ~~financing sources~~ as required under our financing arrangements. The appraisal firms employ certified appraisers with local knowledge and expertise who are MAI certified by the Appraisal Institute and/or state certified as a Certified General Real Estate Appraiser. Each appraisal is prepared in conformity with the Uniform Standards of Professional Appraisal Practice utilizing at least one of the following three approaches to value:

(a) the cost approach, which establishes value by estimating the current costs of reproducing the improvements (less loss in value from depreciation) and adding land value to it;

_____________

(*) With respect to the appraisal for Block 21, Stratus commissioned the same independent, third-party appraisal firm retained by the lender (Goldman Sachs) in connection with the January 2016 refinancing of Block 21. Stratus commissioned the independent, third-party appraisal for The Oaks at Lakeway Back Land because the property is not financed.

Securities and Exchange Commission
October 23, 2017

(b) the income capitalization approach, which establishes value based on the capitalization of the subject property’s net operating income; and/or

(c) the comparable sales approach, which establishes value indicated by recent sales of comparable properties in the market place.

One or more of the approaches may be selected by the appraiser depending on its applicability to the property being appraised. To the extent more than one approach is used, the appraiser performs a reconciliation of the indicated values to determine a final opinion of value for the subject property. Significant professional judgment is exercised by the appraiser in determining which inputs are used, which approaches to select, and the weight given to each selected approach in determining a final opinion as to the appraised value of the subject property.

We are a diversified real estate company and our portfolio of real estate assets includes commercial, hotel, and entertainment properties, as well as multi- and single-family residential real estate properties. Consequently, each appraisal is unique and certain factors reviewed and evaluated in each appraisal may be particular to the nature of the property being appraised. However, in performing their analyses, the appraisers generally (i) performed site visits to the properties, (ii) performed independent inspections and/or surveys of the market area and neighborhood, (iii) performed a highest and best use analysis, (iv) reviewed property-level information, including, but not limited to, ownership history, location, availability of utilities, topography, land improvements and zoning, and (v) reviewed information from a variety of sources about regional market data and trends applicable to the property being appraised. Depending on the valuation approach utilized, the appraisers may have used one or more of the following: the recent sales prices of comparable properties; market rents for comparable properties; operating and/or holding costs of comparable properties; and market capitalization and discount rates.

We also acknowledge the Staff’s comment regarding the requested disclosure of other valuation methods used, if any, and the related key assumptions and inputs. To the extent that other valuation methods are utilized in the computation of after-tax NAV, such valuation methods and key assumptions are described in the footnotes on supplemental page IX of Exhibit 99.1 to our Form 8-K filed on May 10, 2017. In future filings where we disclose after-tax NAV, we will revise our disclosure of the alternative valuation methods in the respective footnotes on supplemental page IX to provide additional information regarding the related key assumptions and inputs in a manner similar to the following (proposed new language underlined):

(C)
Marked N/A if no third-party appraisal obtained. In these cases, the carrying (i.e., book) value of the property is used or, if an alternative valuation method is used, it is described in a corresponding footnote below.

(H)	~~Stabilized appraisal value less cost to complete used to value~~ To estimate the value of our Lantana Retail: Tract GR1, Killeen TX HEB and Barton Creek

Securities and Exchange Commission
October 23, 2017

Amarra Villas, we used the appraised value of the property as stabilized, as determined by an independent third-party appraisal firm, and subtracted our estimated cost to complete.

(K)
We own a 50% interest in the Crestview Station Pad through an unconsolidated joint venture with our partner, Trammell Crow Central Texas Development, Inc. The estimated value of the Crestview Station Pad is based on our 50% share of the ~~target~~ sales price that was being negotiated with a third party and our contemporaneous experience with respect to marketing the property at the time of the estimate.

(M)	The Barton Creek: Santal Phase I valuation reflects our projected stabilized net operating income ~~NOI~~ in the second half of 2017 annualized, divided by ~~an average cap~~ a capitalization rate of 5.25%.

We also acknowledge the Staff’s comment regarding provision of a quantitative illustration of sensitivity based on one or more key assumptions changing. As discussed above, each of the 32 appraisals were conducted by independent, third-party appraisal firms and each used numerous inputs and assumptions, all of which were chosen and weighted by the appraiser based on the appraiser’s professional judgment. Accordingly, it would be impractical and we believe inappropriate for us to change the appraisers’ assumptions. However, in future filings where we disclose after-tax NAV, we propose to provide a high-level quantitative sensitivity analysis based on the impact of 10% increases or decreases of the gross value of each specified property utilized in the computation of after-tax NAV, whether determined by third-party appraisal or alternative valuation method, similar to the following:

	Total After-Tax NAV	Increase or (Decrease) in Estimated 12/31/16 After-Tax NAV	After-Tax NAV Per Share	Increase or (Decrease) in Estimated 12/31/16 After-Tax NAV Per Share
Estimated After-Tax NAV at 12/31/16	$292.9 million	N/A	$35.56	N/A

After-Tax NAV with 10% Increase in Estimated Gross Value of Each Specified Property	$334.2 million	$41.4 million	$40.59	$5.03

After-Tax NAV with 10% Decrease in Estimated Gross Value of Each Specified Property	$251.5 million	($41.4 million)	$30.54	($5.02)

Securities and Exchange Commission
October 23, 2017

Form 10-Q for the quarter ended June 30, 2017

Note 3. Dispositions, page 6

Comment 3: We note your disclosure that you are reducing the deferred gain recorded as a result of your continuing involvement with The Oaks at Lakeway by the payments made under the master lease agreements. Please tell us how you determined this accounting treatment is appropriate. Cite all relevant accounting literature within your response.

Response 3: Our accounting treatment for the deferred gain is predicated on the guidance in ASC 360-20-40, Property, Plant and Equipment; Real Estate Sales; Derecognition, paragraphs 42 through 44, which provide as follows:

“40-42 The seller may be required to initiate or support operations or continue to operate the property at its own risk, or may be presumed to have such a risk, for an extended period, for a specified limited period, or until a specified level of operations has been obtained, for example, until rentals of a property are sufficient to cover operating expenses and debt service.

40-43 If support is required or presumed to be required for an extended period of time, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement. Support shall be presumed to be required if any of the following conditions exist:

a. A seller obtains an interest as a general partner in a limited partnership that acquires an interest in the property sold.

b. A seller retains an equity interest in the property, such as an undivided interest or an equity interest in a joint venture that holds an interest in the property.

c. A seller holds a receivable from a buyer for a significant part of the sales price and collection of the receivable depends on the operation of the property.

d. A seller agrees to manage the property for the buyer on terms not usual for the services to be rendered, and the agreement is not terminable by either the seller or the buyer. If the sales contract requires the seller to provide management services relating to the property after the sale without compensation or at compensation less than prevailing rates for the service required or on terms not usual for the services to be rendered, compensation shall be imputed when the sale is recognized and shall be recognized in income as the services are performed over the term of the management contract.

Securities and Exchange Commission
October 23, 2017

e. If the sales contract does not stipulate the period during which the seller is obligated to support operations of the property, support shall be presumed for at least two years from the time of initial rental unless actual rental operations cover operating expenses, debt service, and other contractual commitments before that time. If the seller is contractually obligated for a longer time, profit recognition shall continue on the basis of performance until the obligation expires. Calculation of profits on the basis of performance of services is illustrated in Example 2 (see paragraph 360-20-55-44).

40-44 If support is required or presumed to be required for a limited time, profit on the sale shall be recognized on the basis of performance of the services required. Performance of those services shall be measured by the costs incurred and to be incurred over the period during which the services are performed. Profit shall begin to be recognized when there is reasonable assurance that future rent receipts will cover operating expenses and debt service including payments due the seller under the terms of the transaction. Reasonable assurance that rentals will be adequate would be indicated by objective information regarding occupancy levels and rental rates in the immediate area. In assessing whether rentals will be adequate to justify recognition of profit, total estimated future rent receipts of the property shall be reduced by one-third as a reasonable safety factor unless the amount so computed is less than the rents to be received from signed leases. In this event, the rents from signed leases shall be substituted for the computed amount. Application of this method is illustrated in Example 2 (see paragraph 360-20-55-44).”

The $39.7 million deferred gain on the sale of The Oaks at Lakeway was calculated as the sales price less (i) the cost basis of the assets (net of accumulated depreciation or amortization) recorded on the balance sheet, (ii) estimated costs to complete construction and (iii) other closing/selling costs. We believe the rent payments under the master lease agreements represent continuing support obligations as illustrated in Example 2: Profit Recognition-Sale of Property with Construction and Support Obligations by Seller in ASC 360-20-55-44. As such, rent payments under the master lease agreements will reduce the profit recognized on the sale.

The maximum continuing support represented by the total lease payments under the master lease agreements over the terms of the master leases is $91.8 million, of which $77.5 million relates to a 99-year lease of a pad site, which has been leased to a hotel tenant that had not yet begun to pay rent and had not begun constructing its building at the time of the sale. Based on the total master lease payments under the master lease agreements, we calculate our estimated maximum probable exposure to loss using a probability-weighted assessment of future lease payments. At the date of the sale of The Oaks at Lakeway, primarily because of the uncertainty related to the hotel tenant’s performance under its lease, our estimated maximum probable exposure to loss exceeded the $39.7 million deferred gain. Accordingly, the gain was deferred.

Securities and Exchange Commission
October 23, 2017

As noted above, the rent payments related to the 99-year lease represent the greatest exposure to loss. The probability assigned to us making these future lease payments under this 99-year lease is most impacted by: (i) when the hotel owner begins making rent payments under its lease for the property, which occurred in May 2017; (ii) when the hotel owner obtains construction financing for the hotel, which occurred in August 2017; and (iii) when construction of the hotel begins, which also occurred in August 2017. Because these milestones have been achieved, our probability weighted estimated maximum exposure to loss has declined significantly and we expect to recognize a portion of the deferred gain in the Consolidated Statement of Operations in the third-quarter of 2017.

If you have any questions or comments, please contact me at your earliest convenience at (512) 478-5788.

Sincerely,

/s/ Erin D. Pickens
Erin D. Pickens
Senior Vice President and Chief Financial Officer

cc:    William H. Armstrong III